ventracor

Ventracor Limited
ABN 46 003 180 372
126 Greville Street
Chatswood NSW 2067
Sydney Australia
T +61 2 9406 3100
F +61 2 9406 3101
W www.ventracor.com

1 February 2005

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporation Finance
450 Fifth Street, NW
WASHINGTON DC 20549
USA

Dear Ladies and Gentleman

Re: Ventracor Limited
File # 82-4630

Ventracor Limited (the "Company") is furnishing herewith information pursuant to Rule 12g3-2(b)(1)(i) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

The attached documents are being furnished with the understanding that they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments please call the undersigned at (61) 02 9406 3100.

Very truly yours

per K. Callaghan

Andrew Geddes
Corporate Communications

encl.

2/11

ventracor

asx announcement

Ventracor receives formal approval to begin enrolment in the UK

Sydney, 1 February 2005: Ventracor Limited (ASX: VCR) today confirmed it had received final approval to begin recruiting patients in the United Kingdom as part of its CE Mark Trial currently underway.

The CE Mark Trial is aimed at gathering data to support an application for permission to apply the CE Mark to the VentrAssist™ left ventricular assist system (LVAS) so it can be sold in the major market of Europe.

Ventracor Chief Executive Officer, Colin Sutton PhD, said a recent notice of formal approval from the Medicines and Healthcare products Regulatory Agency (MHRA) followed approval from Papworth Hospital ethics committee.

"This means medical investigators at Papworth Hospital in Cambridge will now begin the process of trial site initiation and hospital staff training in preparation for recruitment," Dr Sutton said.

Papworth surgical staff were trained in use of the VentrAssist™ at The Alfred hospital in Melbourne late last year.

Papworth Hospital in Cambridge is a pioneer in the use of mechanical heart assist devices and recently celebrated the 10th anniversary of its left ventricular assist system (LVAS) program.

Papworth established the UK's first transplant program and performed the UK's first successful heart transplant in 1979 followed by Europe's first heart-lung transplant in 1984.

In order to support the European phase of the CE Mark Trial, Ventracor has relocated two experienced clinical staff to the UK to support Papworth Hospital and other European transplant centers taking part in the trial.

About Ventracor
Ventracor (ASX:VCR) is an international medical technology company that has developed a life-saving heart pump, the VentrAssist™ left ventricular assist system (LVAS), for patients in cardiac failure. The company is focused on commercialising the VentrAssist™ and bringing it to global markets in record time. Ventracor is confident of obtaining a significant share of the massive LVAS market, which independent analysts expect to be valued at between $US7.5 billion and $US12 billion per year.

For further information, please contact:

Andrew Geddes
Manager, Investor Relations
Ventracor Limited
(02) 9406 3086